May 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F. Street, NE

Washington D.C. 20549

Attention:    Daniel Duchovny

Laura McKenzie

Re:	Astra Space, Inc.

Schedule 13E-3 filed April 8, 2024 by Astra Space, Inc. et al.

File No. 005-91610

Preliminary Information Statement

Filed April 8, 2024

File No. 001-39426

Dear Mr. Duchovny and Ms. McKenzie:

We are in receipt of the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated April 26, 2024, with respect to the above-referenced Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Information Statement (the “Preliminary Information Statement”). We are responding to the Staff’s comments on behalf of Astra Space, Inc. (the “Company”) as set forth below.

Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR an Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) and an Amendment No. 1 to the Preliminary Information Statement (the “Amended Preliminary Information Statement”) responding to the Staff’s comments and amending each of the Schedule 13E-3 and the Preliminary Information Statement.

For the Staff’s convenience, the text of the Staff’s comments are set forth below in italics, followed by the Company’s responses. All terms used but not defined herein have the meanings assigned to such terms in the Amended Preliminary Information Statement. Page references in the text of our responses correspond to page numbers in the Amended Preliminary Information Statement.

*****

Schedule 13E-3 filed April 8, 2024

Schedule 13E-3 - Introduction, page i

1.

Refer to the third full paragraph under the Introduction section of the schedule 13E-3 (beginning “Upon the consummation of the Merger”). The first sentence appears to be missing words; please revise to correct. Additionally, Specified Holder is not defined in the Schedule 13E-3 itself and Holdings Shares does not appear to be a defined term. Please revise to define or clarify these terms.

Response: The Company respectfully advises the Staff that it has revised the disclosure in the section of the Amended Schedule 13E-3 entitled “Introduction” in response to the Staff’s comments.

2.

We note that the Specified Stockholders include “certain trusts or other entities in which either Mr. Kemp or Dr. London or their immediate family members hold voting, proprietary, equity or other financial interests.” In your response, please provide your detailed legal analysis as to why such entities are not included as filing persons in the Schedule 13E-3.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that such person(s) were not initially included as filing persons in the Schedule 13E-3 based on our analysis of facts and circumstances that indicate they are not “engaging in a Rule 13e-3 transaction” as provided for in 17 CFR § 240.13e-3(d) given, inter alia (a) they beneficially own a de minimis interest in the Company, as described in previous Schedule 13D filings on behalf of Chris C. Kemp and Adam P. London with the SEC, as amended, (b) for the Kemp Trust only, its voting power in the Company’s voting securities is effectively limited by beneficial ownership blocker provisions pursuant to the terms of the Purchase Agreement, as described in previous Schedule 13D filings on behalf of Chris C. Kemp, as amended, and (c) they have not taken steps the Company believes to be meaningful in furtherance of the Merger. Although the Company believes the filing was in accordance with all regulations, the Kemp Trust, which is the only trust or other entity which either Chris C. Kemp or Adam P. London holds a voting, proprietary, equity or other financial interest related to the Company, has been added as a filing person in the Amended Schedule 13E-3 and we have removed from the first paragraph of the section entitled “Introduction” the parenthetical references to the “immediate family members and any trusts or other entities in which either Mr. Kemp or Dr. London on their respective immediate family members hold voting, proprietary, equity or other financial interests.” For the avoidance of doubt, no other trusts, entities, or other persons, including immediate family members of either Chris C. Kemp or Adam P. London, are “engaging in a Rule 13e-3 transaction” as provided for in 17 CFR § 240.13e-3(d).

Schedule 13E-3 - Item 16, page xii

3.

It appears that the Houlihan Lokey materials filed as exhibits include redactions (e.g., page 3 of exhibit 99(c)(2)). Please submit a confidential treatment request for the language redacted in your exhibits and refile the exhibits indicating that the confidential information has been filed separately, as described in CF Disclosure Guidance Topic No.7, and noting this fact in the exhibit index to Schedule 13E-3. Alternatively, refile the exhibits in unredacted form.

Response: The Company respectfully advises the Staff that it has (a) submitted a confidential treatment request with respect to the redactions appearing in exhibits (c)(2) through (c)(6) to the Amended Schedule 13E-3 and (b) refiled such exhibits in response to the Staff’s comment.

Schedule 14C - General, page 1

4.

We note your disclosure relating to Rollover Shares and Rollover Agreements throughout the Information Statement. Please describe such agreements, including the anticipated parties to such agreements, or advise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 99 of the Amended Preliminary Information Statement in response to the Staff’s comment.

5.	Please describe how Class B Shares will be treated with respect to the Merger.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 2 and 114 of the Amended Preliminary Information Statement in response to the Staff’s comments.

6.

We note your disclosure in your Schedule 13E-3 that Item 12(d) is “[n]ot applicable.” In this respect, revise to disclose whether or not any executive officer, director or affiliate of the Company (or any person specified in Instruction C to the schedule) currently intends [to] sell subject securities owned or held by that person. Refer to Item 1012(d) of Regulation M-A.

Response: The Company respectfully advises the Staff that it has revised the disclosure in Item 12(d) of the Amended Schedule 13E-3 in response to the Staff’s comment. The Company has also revised the disclosure on page 114 of the Amended Preliminary Information Statement in response to the Staff’s comment.

7.

We note your disclosure in the introduction to Schedule 13E-3 and throughout the information statement that the Board determined the Transactions “are advisable, fair to and in the best interests of the Company and all of the holders of the issued and outstanding Common Shares, excluding the Specified Stockholders and their respective affiliates (excluding the Company and its subsidiaries) (the “Public Stockholders”).” It appears that the definition of Public Stockholders includes within it directors and officers of the Company who are not otherwise affiliated with Parent, Merger Sub, or the Specified Stockholders, even though those individuals are considered affiliates of the Company under Rule 13e-3(a)(1). The definition of “Public Stockholders” should therefore exclude such persons, so that the disclosure speaks strictly to the fairness of the Merger to unaffiliated securityholders. Please revise throughout the information statement and with respect to all filing persons. See Item 1014(a) of Regulation M-A.

Response: The Company respectfully advises the Staff that it has revised the disclosure in the section of the Amended Schedule 13E-3 entitled “Introduction” and throughout the Amended Preliminary Information Statement in response to the Staff’s comments.

8.

Revise the financial information to reflect the financial statements included in the Company’s Form 10-K filed on April 18, 2024. In addition, note that you must include at least summary financial statements in the disclosure document disseminated to shareholders. See the Instruction to Item 13 of Schedule 13E-3.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 132 and 133 of the Amended Preliminary Information Statement in response to the Staff’s comment and it has included in the Amended Preliminary Information Statement the Company’s audited consolidated financial statements for the years ended December 31, 2023 and 2022, along with management’s discussion and analysis, as filed in the Company’s annual report on Form 10-K filed with the SEC on April 18, 2024. The Company will include the unaudited consolidated financial statements for the quarterly period ending March 31, 2024 in the definitive information statement, if it is filed and mailed after the filing date of the Company quarterly report on Form 10-Q for the period ended March 31, 2024.

Schedule 14C - Summary, page 1

9.

Please ensure that the Special Factors appear immediately after the Summary. Refer to Rule 13e-3(e)(1)(ii). Also, revise the Summary and Q&A sections to shorten them significantly and to avoid duplication.

Response: The Company respectfully advises the Staff that it has moved the section of the Amended Preliminary Information Statement entitled “The Special Factors” to appear immediately after the section entitled “Summary” and has also revised the disclosure in the sections of the Amended Preliminary Information Statement entitled “Summary” and Questions and Answers About the Merger” in response to the Staff’s comments.

Schedule 14C - Background of the Merger, page 27

10.

We note your disclosure throughout this section of updates and reports from the financial advisors (e.g., an update by PJT Partners on the ongoing Sale Process at the October 10, 2023, Special Committee meeting and a discussion with Houlihan Lokey of the status of discussions with Moelis and the co-founders’ financing sources at the November 16 SC Meeting). Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. If the above referenced disclosures relate to presentations made by PJT Partners or Houlihan Lokey during the Special Committee’s evaluation of the transaction, please supplement the disclosure to provide a reasonably detailed description of such meeting that satisfies the requirements of Item 1015 and file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980).

Response: The Company respectfully advises the Staff that, in the case of PJT Partners, neither the Board nor the Special Committee received a report, opinion or appraisal that is materially related to the Transactions as described in Item 1015 of Regulation M-A. The Board formally engaged PJT Partners, who had been helping the Board evaluate financing transactions, in July 2023, to assist it in evaluating potential strategic alternatives as described on page 17 of the Amended Preliminary Information Statement. PJT Partners resigned from its engagement on October 17, 2023, and the offer of Mr. Kemp and Dr. London to take the Company private was not received until November 8, 2023. The Company believes the disclosures regarding PJT Partners’ engagement and discussions with the Company’s Board of Directors satisfy the applicable requirements of Item 1015 of Regulation M-A and confirms that the Company did not receive any written materials from PJT Partners that it believes require disclosure as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A in that PJT Partners did not provide an opinion to the Company, the Board or the Special Committee regarding the Transactions.

The Company further respectfully advises the Staff that, in the case of Houlihan Lokey, it has revised the disclosure beginning on page 64 of the Amended Preliminary Information Statement in response to the Staff’s comments.

Schedule 14C - Recommendation of the Special Committee; Reasons for the Merger, page 66

11.	Please revise this section, as well as the correspondent sections for the board of directors and the Parent Entities, to provide the disclosure listed in instruction 2 to Item 1014 of Regulation M-A.

Response: The Company respectfully advises the Staff that it has revised the disclosures beginning on pages 54, 58 and 71 of the Amended Preliminary Information Statement in response to the Staff’s comment.

12.

Notwithstanding the existence of the Special Committee, please disclose, if true, that an unaffiliated representative was not “retained” to act solely on behalf of unaffiliated security holders for purposes of negotiating the transaction, or advise. See Item 1014(d) of Regulation M-A and General Instruction E of Schedule 13E-3 that requires negative responses to Item 8 of Schedule 13E-3 to be expressly stated.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 87 of the Amended Preliminary Information Statement in response to the Staff’s comment.

Schedule 14C - Opinion of Houlihan Lokey Capital, Inc. to the Special Committee, page 71

13.

Refer to the following statement on page 74: “The summary of these analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion.” While a summary is necessarily an abbreviated version, please revise to avoid implying it is not “complete.” Pursuant to Item 1015(b)(6), the summary must describe the material analyses and conclusions of the financial advisor in considerable detail.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 59 of the Amended Preliminary Information Statement in response to the Staff’s comment.

14.

We note your disclosure on page 76 that there was “a presentation reviewed with the Special Committee on March 4, 2024 and March 5, 2024.” Please confirm Houlihan Lokey reviewed a single presentation with the Special Committee on both March 4 and March 5, 2024, or provide separate descriptions of each presentation and attach each presentation as an exhibit.

Response: The Company respectfully advises the Staff that it has revised the disclosure beginning on page 64 of the Amended Preliminary Information Statement in response to the Staff’s comment.

15.

Provide additional disclosure describing Houlihan Lokey’s financial analyses. In this respect, we note that the current disclosure states that Houlihan Lokey only reviewed the Liquidation Analysis and did not rely upon a discounted cash flow analysis or a review of comparable transactions. In your revised disclosure, discuss how the Liquidation Analysis informed Houlihan Lokey’s fairness determination and describe the basis upon which Houlihan Lokey determined the fairness of the transaction, given that it does not appear Houlihan Lokey conducted any financial analysis.

Response: The Company respectfully advises the Staff that it has revised the disclosure beginning on page 59 of the Amended Preliminary Information Statement in response to the Staff’s comments.

Schedule 14C - Liquidation Analysis, page 76

16.

Item 1015 of Regulation M-A requires disclosure relating to any report or appraisal materially related to a Rule 13e-3 transaction. Please provide the information required under Item 1015(b) with respect to Riveron and file the Liquidation Analysis as an exhibit.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Riveron’s and Riveron Consulting’s relationships with the Company date to November 2023 and is described on pages 34 and 43 of the Amended Preliminary Information Statement. Riveron and Riveron Consulting are compensated on an hourly basis for the services they provide to the Company. Neither Riveron nor Riveron Consulting had a previous business relationship with the Company or its affiliates prior to November 2023. The Liquidation Analysis prepared by Riveron Consulting did not relate to the fairness, from a financial point of view, to the Public Stockholders of the Merger Consideration to be received by the Public Stockholders in the Merger pursuant to the Agreement, and Riveron Consulting did not make a recommendation to the Special Committee as to the amount of the consideration to be paid in the Merger. The Company has included the Liquidation Analysis as an annex to the Amended Preliminary Information Statement and has revised the disclosure beginning on page 65 of the Amended Preliminary Information Statement in response to the Staff’s comment.

Schedule 14C - Certain Company Financial Projections, page 77

17.	Please describe the differences between the Prior Projections and the February Projections.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 68 of the Amended Preliminary Information Statement in response to the Staff’s comment.

Schedule 14C - Position of the Parent Entities in Connection with the Merger, page 81

18.

We note your disclosure on page 81 and elsewhere that the Parent Entities “may be deemed to be affiliates of the Company.” Given the filing persons’ determination to file a Schedule 13E-3, it is inappropriate to disclaim the underlying conclusions reached by each such filing person in making the filing. Please revise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 71 of the Amended Preliminary Information Statement and elsewhere in the Amended Preliminary Information Statement in response to the Staff’s comment.

19.	We note that this section appears to reference itself at the end of the second paragraph. Please revise or advise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 71 of the Amended Preliminary Information Statement in response to the Staff’s comment.

Schedule 14C - Interests of Our Directors and Executive Officers in the Merger, page 85

20.	Please include, in an appropriate location in the information statement, the proceeds to be received by each director and officer with respect to shares of common stock owned by such persons.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 77 of the Amended Preliminary Information Statement in response to the Staff’s comment.

Schedule 14C - Fees and Expenses, page 90

21.

Please disclose the information represented by placeholders to the extent possible (e.g., we note your disclosure elsewhere in the Information Statement indicating that fees payable to the financial advisor are known at this time).

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 81 of the Amended Preliminary Information Statement in response to the Staff’s comment.

22.

See our comment above with respect to disclosure required under Item 1015 with respect to the Liquidation Analysis. Revise to disclose the information required by Item 1015(b)(4) of Regulation M-A, including the fees paid or payable to Riveron and any material relationships between Riveron and the persons described in Item 1015(b)(4) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Riveron’s and Riveron Consulting’s relationships with the Company date to November 2023 and are described on pages 34 and 43 of the Amended Preliminary Information Statement. Riveron and Riveron Consulting are compensated on an hourly basis for the services they provide to the Company. Neither Riveron nor Riveron Consulting had a previous business relationship with the Company or its affiliates prior to November 2023. The Company has revised the disclosure beginning on page 65 of the Amended Preliminary Information Statement in response to the Staff’s comments.

Schedule 14C - Financing of the Merger, page 108

23.	You describe certain additional debt financing to be provided “on or before April 15, 2024.” In your revised disclosure, please provide any related updates now that this date has passed.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 7, 70 and 112 of the Amended Preliminary Information Statement in response to the Staff’s comment.

24.

We note that the amount needed to finance the contemplated transactions appears to be included elsewhere in the Information Statement. Please state the estimated total funds necessary to complete the Merger or advise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 7, 69 and 111 of the Amended Preliminary Information Statement in response to the Staff’s comment.

25.

We note your disclosure that the Equity Commitment Parties agreed to provide equity financing “on the terms and subject to the conditions contained in the Equity Commitment Letters.” To the extent material, disclose such conditions. See Item 1007(b) of Regulation M-A.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 7, 70 and 112 of the Amended Preliminary Information Statement in response to the Staff’s comment.

26.

Please disclose the existence of any alternative financing plans or arrangements in the event that Parent is unable to fund the amount needed to complete the contemplated transactions from the Equity Commitment Letters. If there are none, so state. See General Instruction E to Schedule 13E-3, Item 10 of Schedule TO, and Item 1007(b) of Regulation M-A.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 7, 70 and 111 of the Amended Preliminary Information Statement in response to the Staff’s comment.

Schedule 14C - Prior Public Offerings, page 118

27.

You state that there were no underwritten public offerings for Class A Shares or Class B Shares the past three years. In this regard, we note that the Company completed its de- SPAC business combination on June 30, 2021. Please provide the information required by Regulation M-A Item 1002(e) or advise.

Response: The Company respectfully advises the Staff that it has revised the disclosure beginning on page 121 of the Amended Preliminary Information Statement in response to the Staff’s comment.

Schedule 14C - Where You Can Find More Information, page 128

28.

Note that neither Schedule 13E-3 nor Schedule 14C specifically permit general “forward incorporation” of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 133 of the Amended Preliminary Information Statement in response to the Staff’s comment.

******

If you have any questions concerning the Amended Schedule 13E-3 or the Amended Preliminary Information Statement or require any additional information, please do not hesitate to contact Katheryn A. Gettman by telephone at (612) 260-9075 or via e-mail at kgettman@cozen.com or Kevin J. Roggow by telephone at (212) 908-1294 or via e-mail at kroggow@cozen.com.

Very truly yours,

/s/ Katheryn A. Gettman

Katheryn A. Gettman Attorney

cc:	Chris C. Kemp, Chief Executive Officer, Astra Space, Inc.

Matthew Sant, General Counsel, Astra Space, Inc.

Stephen Amdur and Lillian Kim, Pillsbury Winthrop Shaw Pittman LLP

Boris Feldman and Jenny Hochenberg, Freshfields Bruckhaus Deringer LLP